UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934


                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)


                     Common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    314012105
                                 --------------
                                 (CUSIP Number)


                          Frederick W. Dreher, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                 -----------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 12, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------
    CUSIP No. 314012105
-------------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Keefe Managers, LLC
     I.R.S. I.D. No. 71-0885390
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                                           795,835 shares
                             ---------------------------------------------------
    NUMBER OF                8    SHARED VOTING POWER
      SHARES                                               -0-
   BENEFICIALLY              ---------------------------------------------------
     OWNED BY                9    SOLE DISPOSITIVE POWER
       EACH                                                795,835 shares
    REPORTING                ---------------------------------------------------
      PERSON                 10   SHARED DISPOSITIVE POWER
       WITH                                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     795,835 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA, CO
--------------------------------------------------------------------------------

         The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by Keefe Managers, LLC ("Keefe") with the Securities and Exchange Commission (the "SEC") on November 30, 2005, as previously amended by Amendment No. 1 filed by Keefe with the SEC on March 16, 2006 and Amendment No. 2 filed by Keefe with the SEC on April 21, 2006.

Item 1.  Security and Issuer.
------   -------------------

         This statement relates to shares of the common stock, $.01 par value per share ("Shares"), of Federal Trust Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

Item 4.  Purpose of the Transaction.
------   --------------------------

         Keefe purchased Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Keefe and the availability of Shares at prices that would make the purchase of additional Shares desirable, Keefe may increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Keefe may deem advisable in its sole discretion.

         Keefe has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

         Keefe nominated Robert B. Goldstein for election as a Class I director of the Issuer's Board of Directors at the Issuer's Annual Meeting of Shareholders on May 26, 2006 (the "Annual Meeting"). Following the Annual Meeting, the Issuer reported that Kenneth W. Hill and Eric J. Reinhold, who were the two nominees of the Issuer's Board of Directors, had been elected as Class I directors of the Issuer's Board of Directors and, accordingly, Mr. Goldstein was not so elected.

         On June 12, 2006, Keefe filed a complaint (the "Complaint") in the United States District Court for the Middle District of Florida, Orlando Division, against the Issuer, James V. Suskiewich, the Issuer's President, Chief Executive Officer and Chairman of its Board of Directors, and Gregory E. Smith, the Issuer's Chief Financial Officer. In the Complaint, Keefe alleges that the defendants willfully and in bad faith violated federal securities laws and rules and breached their fiduciary duties under Florida law in order to fraudulently manipulate the election of directors to the Issuer's Board of Directors in favor of entrenched management's preferred slate of Mr. Hill and Mr. Reinhold at the Annual Meeting.

         In the Complaint, Keefe seeks, among other relief, damages of at least $250,000 for amounts it expended in the proxy contest, together with an award of the costs and fees associated with the action, and an Order (i) invalidating the

2006 proxy solicitation by the Issuer and the election of Mr. Hill and Mr. Reinhold as directors of the Issuer, (ii) removing Mr. Hill and Mr. Reinhold as directors of the Issuer and ordering that an independent director, Mr. Goldstein, be immediately appointed as a director of the Issuer, or, alternatively, requiring that new nominations be accepted and a new election be scheduled at the earliest possible date, (iii) removing Mr. Suskiewich as a trustee of Employee Stock Ownership Plan of the Issuer and its Subsidiaries ("ESOP") and replacing him with an independent voting trustee, (iv) restraining the Issuer from conducting certain substantive business until such an election occurs and (v) requiring that all ESOP participants receive full and fair disclosure in connection with any proxy solicitation made in connection with any new election of directors of the Issuer. A copy of the Complaint is filed as
Exhibit 1 to this Amendment No. 3.

         Keefe intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategy, the price levels of Shares, conditions in the securities markets and general economic and industry conditions, Keefe may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, communicating privately or publicly with other shareholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization, corporate governance and operations of the Issuer, purchasing additional Shares or selling some or all of the Shares it beneficially owns or changing its intention with respect to any and all matters referred to in this Item 4.

Item 7.  Material To Be Filed As Exhibits.
------   --------------------------------

         Exhibit 1. Complaint filed by Keefe Managers, LLC in the United States District Court for the Middle District of Florida, Orlando Division, on June 12, 2006 against the Issuer, James V. Suskiewich, and Gregory E. Smith

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 is true, complete and correct.


                                       KEEFE MANAGERS, LLC


Date:    June 12, 2006                 By: /s/ WILLIAM M. KEARNS, JR.
                                           -------------------------------------
                                           William M. Kearns, Jr.,
                                           Chairman

                                                                       Exhibit 1
                                                                       ---------

                       IN THE UNITED STATES DISTRICT COURT

                       FOR THE MIDDLE DISTRICT OF FLORIDA

                                ORLANDO DIVISION

KEEFE MANAGERS, LLC,                           )
                                               )
          Plaintiff,                           )
                                               )
vs.                                            )         CIVIL ACTION NO.
                                               )
                                               )        -------------------
FEDERAL TRUST CORPORATION,                     )
JAMES V. SUSKIEWICH, individually              )
and in his capacity as Chairman of the         )
Board and President of FEDERAL TRUST           )
CORPORATION, and as trustee of the             )
Employee Stock Ownership Plan for              )
FEDERAL TRUST CORPORATION and                  )
its subsidiaries, and GREGORY E. SMITH,        )
individually and in his capacity as            )
Executive Vice President and Chief             )
Financial Officer of FEDERAL TRUST             )
CORPORATION,                                   )
                                               )
          Defendants.                          )
------------------------------------           )

                COMPLAINT FOR DAMAGES, PRELIMINARY AND PERMANENT
                  INJUNCTIVE RELIEF, AND DEMAND FOR JURY TRIAL
                  --------------------------------------------

         Keefe Managers, LLC ("Plaintiff" or "Keefe Managers") sues Defendants Federal Trust Corporation, James V. Suskiewich and Gregory E. Smith (collectively "Defendants" or "Management").

                                  INTRODUCTION
                                  ------------

         1. Defendant Federal Trust Corporation ("Federal Trust"), by and at the direction of Federal Trust's entrenched management, James V. Suskiewich ("Suskiewich"), Federal Trust's President, Chief Executive Officer, and Chairman of its Board of Directors, and Gregory E. Smith ("Smith"), Federal Trust's Chief Financial Officer, willfully and in bad faith violated federal securities laws and rules and breached their fiduciary duties under Florida law in order to fraudulently manipulate the election of board of director positions in favor of entrenched management's preferred slate of directors at Federal Trust's 2006 Annual Meeting of Shareholders (Suskiewich and Smith may be referred to as "Management Defendants").

         2. Plaintiff Keefe Managers, together with its affiliates, is Federal Trust's largest outside shareholder, collectively owning more than 8.4% of Federal Trust's outstanding stock. Since becoming a shareholder over three years ago, Keefe Managers has pressed Federal Trust to adopt a number of reforms designed to address Federal Trust's historical performance and to correct various deficiencies in its corporate governance and its public disclosures concerning, among other things, conflicts of interest among Federal Trust's board members, a lack of independence among Federal Trust's board, and excessive board and officer compensation. Federal Trust has consistently failed and refused to address many of the key governance failures that continue to plague the company.

         3. While Federal Trust and its Board acknowledged the impropriety of certain deficient corporate governance practices identified by Keefe Managers by abandoning them, Federal Trust refused to address many of the key governance failures and conflicts of interest that plagued the company.

         4. Following Federal Trust's rejection of Keefe's Management's suggestion to nominate a truly independent director, Keefe Managers was left with no choice but to support such a director through a proxy election contest. Far from engaging in a proper proxy solicitation process and permitting a fair directors' election, however, Management Defendants repeatedly and willfully breached their duties under the securities, federal and state law in a desperate campaign to retain power and elect Management Defendants' preferred directors through a fraudulent election. Such actions included, but were not limited to:

         o diluting Keefe Managers' ownership interest and manipulating the election of directors by issuing, on the voting record date, new shares in a private placement offering to parties who, upon information and belief, were likely to vote in Management Defendants' favor;

         o expanding the Board of Directors from 5 to 6 and placing a new board member, Eric Reinhold, onto the Board shortly before the election to help improve his chances for election as an "incumbent" board member:

         o usurping and violating the authority placed in the Trustee to hold certain shares in the company's stock ownership plan for the benefit of the Federal Trust's employees by voting and having those shares voted in favor of Management Defendants' slate of directors, without any prior approval or authorization;

         o employing various wrongful artifices, means and devices during the proxy solicitation process in order to manipulate the voting process, including without limitation, failing to issue or issuing proxy materials which were materially misleading or material in their omissions, in an effort to mislead shareholders and ESOP participants to vote in favor of Management Defendants' favored slate of director candidates; and

         o attempting to conceal and ratify their outrageous prior misconduct of voting the employees' shares without authority and without revealing to the employees their prior misconduct or providing them with full and complete information as required under the law.

         5. The shares, and hence votes, that Management Defendants illegally manipulated were held in trust for company employees participating in the company's Employee Stock Ownership Plan for Federal Trust and its Subsidiaries (the "ESOP"). These ESOP participants collectively have beneficial ownership of 194,588 shares that were eligible to be voted in the director election at issue.

         6. Further, Management Defendants, as trustees for the company's 401(k) plan, which holds 171,035 Federal Trust's shares, may well have engaged in substantially similar misconduct with respect to the voting of those shares.

         7. As a result of Management Defendants' improper conduct which, among other things, denied ESOP participants the right to vote their shares freely and with full knowledge, both management-friendly directors were elected by a margin of approximately 100,000 votes, considerably less than the 194,588 votes allotted to participants of the ESOP. Absent the relief requested in this action, Defendants' fraudulent misconduct will result in a Board controlled by directors in office as a result of manipulation by Management and in the future adversely impact shareholder value to the detriment of Plaintiff and other shareholders.

         8. As a remedy for this improper conduct that resulted in a fraudulent election, Plaintiff seeks, among other relief requested, an Order from this Court: (1) invalidating the 2006 proxy solicitation by Defendants and the election of directors Kenneth W. Hill and Eric J. Reinhold; (2) removing those directors, and ordering that an independent director, Robert Goldstein, be immediately appointed to the Board, or, alternatively, requiring that new nominations be accepted and a new election be scheduled at the earliest possible date; (3) removing Defendant Suskiewich as trustee of the ESOP and replacing him with an independent voting trustee; (4) restraining the corporation from conducting certain substantive business until such an election occurs; and (5) requiring that all ESOP participants receive full and fair disclosure in connection with any proxy solicitation made in connection with the new director election.

         9. Additionally, Keefe Managers seeks an award of damages of at least $250,000, for amounts it expended in the proxy contest, which were rendered useless and unlawfully obstructed by Management Defendants' illegal behavior, and the payment of Keefe Managers' attorneys' fees incurred in prosecuting this action.

                                     PARTIES
                                     -------

         10. Plaintiff Keefe Managers is a New York limited liability company, organized and existing under the laws of the State of Delaware. Keefe Managers' principal place of business is in New York, New York. Keefe Managers is a shareholder of Federal Trust, and is the owner of approximately 795,385 shares, approximately 8.4% of the outstanding shares. It is Federal Trust's largest voting shareholder.

         11. Defendant Federal Trust is organized and existing under the laws of the State of Florida. Federal Trust is a Florida-based savings and loan holding company with its principal place of business in Sanford, Florida. Federal Trust's primary subsidiary is Federal Trust Bank, a federally chartered stock savings bank, also based in Florida. Federal Trust Bank has six public banking locations throughout Central Florida. Federal Trust is a corporation publicly traded on the American Stock Exchange, with a trading symbol of FDT.

         12. Management Defendant James V. Suskiewich is an individual residing within the judicial district. Defendant Suskiewich is the President and Chief Executive Officer of Federal Trust and the Chief Executive Officer of Federal Trust Bank. He is the Chairman of the Board for Federal Trust and is the trustee of the subject ESOP. Defendant Suskiewich is the record holder of 594,780 shares, although he holds 194,588 of those share as trustee of Federal Trust's ESOP, and 171,035 as a trustee of Federal Trust's 401(k) plan. After subtracting his options, the ESOP and 401(k) shares, and his wife's IRA shares, Defendant Suskiewich has only 227,218 shares, or 2.48%, of Federal Trust's outstanding shares.

         13. Management Defendant Gregory E. Smith is an individual residing within the judicial district. Defendant Smith is the Executive Vice President and Chief Financial Officer of Federal Trust. Defendant Smith owns 189,685 shares of the company, of which 171,035 shares are shares he holds as a trustee of Federal Trust's 401(k) plan.

                             JURISDICTION AND VENUE
                             ----------------------

         14. This Court has federal question jurisdiction over the federal claims asserted herein pursuant to ss. 27 of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. ss. 78aa. These federal claims arise under Section 14(a) of the Exchange Act, 15 U.S.C. ss. 78n(a). This Court has supplemental jurisdiction under 28 U.S.C. ss. 1367 as to the remaining claims, as they are so related to the federal claims under the Exchange Act that they form part of the same controversy.

         15. This Court has personal jurisdiction over Federal Trust because Federal Trust is incorporated in Florida, has its principal place of business in Florida, and it regularly conducts and solicits business within the State of Florida. This Court has personal jurisdiction over Defendants Smith and Suskiewich because they are residents of the State of Florida.

         16. Venue is proper pursuant to 15 U.S.C. ss. 78aa, because the defendant Federal Trust regularly conducts and transacts business in this judicial district, because a substantial portion of the events giving rise to the claims stated in this Complaint occurred in this district, and because Defendants Suskiewich and Smith reside in this judicial district.

         17. An actual controversy exists between the parties as to which injunctive relief and an award of damages are demanded. Absent such relief, Defendants will divest Keefe Managers and other shareholders of basic shareholder rights, and Defendants will deprive Keefe Managers and other shareholders of the notice, fair value, and other rights held by them under Federal and Florida law as relating to the propriety of the proxy solicitation and the Board of Directors' election that occurred on May 26, 2006.

                               FACTUAL BACKGROUND
                               ------------------

         A.       Keefe Managers' Investment in Federal Trust.
                  -------------------------------------------

         18. Keefe Managers seek to achieve attractive investment returns for its investors by acquiring a significant minority equity stake in undervalued publicly traded corporations, and then working with management and the board of directors of the company to improve its corporate governance and management to enhance shareholder value.

         19. In 2001, Keefe Managers identified Federal Trust as a potential investment opportunity because of, among other things, Federal Trust's historical performance. Accordingly, in February 2002, Keefe Managers and its affiliates began acquiring a significant equity stake in Federal Trust.

         20. Federal Trust's Board of Directors currently consists of six members, with two director positions being elected every year. At all times relevant to the claims asserted by Keefe Managers, Defendant Suskiewich was the Chairman of the Board of Directors.

         21. The Board of Directors is elected through a vote of shareholders. These votes are typically held at Federal Trust's annual meeting, which, as relevant here, was held on May 26, 2006 (the "2006 Annual Meeting").

         22. All shareholders are permitted to vote in the election of board members. Although some participants of the ESOP, who are employees of Federal Trust Bank, own shares of Federal Trust in their own name, others only own shares as ESOP participants. As ESOP Trustee, Defendant Suskiewich has various fiduciary obligations, including the obligation to ensure that every ESOP participant is provided with all material information prior to soliciting votes for the director election and to act with complete impartiality in the ESOP voting process.

         B.       Keefe Managers' Attempts to Propose an Independent Director
                  -----------------------------------------------------------
                  for the Federal Trust Board and Keefe Managers' Filing of Its
                  -------------------------------------------------------------
                  Preliminary Proxy Materials On April 12, 2006.
                  ----------------------------------------------

         23. In November 2005, Keefe Managers advised the Federal Trust Board of Directors by letter that more independent oversight of the Board's activities was necessary and proposed that Robert Goldstein ("Goldstein") become a member of Federal Trust's Board of Directors.

         24. Goldstein was chosen by Keefe Managers for the director position because of his significant experience in the banking industry, including having previously served as President and Chief Executive Officer at several different banks; as well as serving on the Board of Directors of several corporations, including F.N.B. Corporation; Luminent Mortgage Capital, Inc.; and RS Group Holdings, Inc. Goldstein has also served as Chairman of the Executive Committee of Great Lakes Bancorp, Inc., previously known as Bay View Capital Corporation.

         25. Federal Trust responded to Keefe Managers' letter on December 20, 2005, indicating that Federal Trust would not nominate Goldstein as a director. Federal Trust also stated that it would have no further oral communications with Keefe Managers, contrary to accepted industry practice to keep open communication channels between a corporation and shareholders such as Keefe Managers.

         26. Left with no choice, Keefe Managers filed its preliminary proxy statement with the Securities Exchange Commission on April 12, 2006 and subsequently filed its Definitive Proxy Statement. Those proxy statements were in compliance with all applicable rules and regulations. Attached hereto as Exhibit A is a true and correct copy of Keefe Managers' Definitive Proxy Statement. Over the course of the proxy solicitation process, Keefe Managers spent approximately $250,000 to support the election of Goldstein as a director of Federal Trust.

         C.       Management Defendants' Wrongful Manipulation of the Directors'
                  --------------------------------------------------------------
                  Election.
                  ---------

         27. Following Keefe Managers' filing of its preliminary proxy statement on April 12, 2006 and in the weeks leading up to the election of the new board members to Federal Trust's Board, Management Defendants engaged in a scheme to manipulate the election of directors in their favor through the willful violation of federal securities laws and breach of fiduciary duties under Florida law.

         28. Shortly before the Board election, Management Defendants took action to dilute Keefe Managers' voting power. Specifically, two days after Keefe Managers' filing of its preliminary proxy materials on April 12, 2006, Federal Trust sold, on April 14, 2006, in a private placement, 850,000 shares to accredited investors at a price of $10.00 per share, an 11.5% discount to the closing bid price of the stock on April 12, 2006. Not surprisingly, the date of sale was also the record date for determining shareholder eligibility to vote in the upcoming election. At no time was Keefe Managers ever offered the opportunity to purchase any of those shares. Rather, upon information and belief, those shares were sold to investors who were in agreement to vote for Management Defendants' slate of directors in the upcoming directors' election. As a result of the sale, Keefe's ownership interest was wrongfully diluted from 9.58% to 8.69% of Federal Trust shortly before the election.

         29. In its scheme to retain control, following Keefe Managers' filing of its preliminary proxy materials, on April 24, 2006, Management Defendants' also expanded the number of directors from 5 to 6 and placed Eric Reinhold on the Board to strengthen his position as an "incumbent" director in the upcoming director election.

         30. As the annual meeting approached, Management Defendants, including the ESOP Trustee and Federal Trust's President, CEO, and Chairman, Defendant Suskiewich, undertook further extraordinary steps in connection with the ESOP shares to manipulate the election in their favor.

         31. In clear and blatant violation of his duties as Trustee to act impartially in the election, Defendant Suskiewich as Trustee voted the ESOP shares, held by him for the benefit of the ESOP participants, in favor of Management Defendants' slate of directors.

         32. In an effort to later conceal and ratify this misconduct, Management Defendants failed to provide and withheld crucial information from certain ESOP participants, in violation of ERISA, fiduciary duties and federal securities laws.

         33. Moreover, Defendant Suskiewich, as Trustee, through his biased and coercive actions, breached his fiduciary duty to the ESOP participants to ensure fair and non-coercive pass-through voting. Defendant Suskiewich's actions were a deliberate abuse of his power as Trustee and were designed to further entrench the Management Defendants in their positions of power at Federal Trust.

         34. Defendant Suskiewich, as Trustee, also favored Management in his treatment of undirected and unallocated ESOP shares. Without any explanation or justification, he determined that all shares not voted by participants, and all unallocated shares, would be voted in favor of Management. Pursuant to ERISA ss. 404(a)(1)(A), however, the Trustee must act solely in the interest of the participants, for the exclusive purpose of providing economic benefits to the participants. Likewise, the Trustee is forbidden from acting in his own interest by ERISA ss. 406(b).

         35. However, Defendant Suskiewich acted in bad faith, and ignored federal and state law by withholding crucial information from certain ESOP participants regarding the election of directors. He, therefore, violated the unambiguous directive in Rule 14a-13 (Note 3 and subparagraph (d)):

         Note 3: The attention of registrants is called to the fact that registrants have an obligation, pursuant to paragraph (d) of this section, to cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities. (Italics added).

                                      * * *

         d. If a registrant solicits proxies, consents or authorizations from record holders and respondent banks who hold securities on behalf of beneficial owners, the registrant shall cause proxies (or in lieu thereof requests or voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

         36. By preventing full disclosure of information to all ESOP participants, Defendant Suskiewich, as ESOP Trustee, President, Chief Executive Officer, and Chairman, acted in bad faith and willfully breached his fiduciary duties, which include the following:

                  (1) failing to provide neutral information to the participants explaining what a "pass through" voting right is and how to exercise it;

                  (2) failing to avoid influencing the participants on how to vote;

                  (3) failing to ensure that the participants receive sufficient accurate information to make an intelligent voting decision; and

                  (4) when asked to forward information to the participants, failing to ensure that the information was not false or misleading.

         37. See e.g., Memorandum of the Secretary of Labor as Amicus Curiae Regarding Issues Presented by Motions for Summary Judgment, Harris v. Texas Air, 1987 U.S. Dist. LEXIS 14321, CA No. 87-2057 (D.D.C.), text accompanying note 23.

         38. Additionally, Federal Trust did not at any time provide a copy of Keefe Managers' Proxy Statement to any of the employees who owned shares only through Federal Trust's ESOP. This omission alone constitutes a violation of Rule 14a-3 of the Exchange Act.

         39. As ESOP Trustee, Management Defendant Suskiewich had a duty to monitor and protect the integrity of each side's communications to participants. To qualify for favorable tax treatment under Internal Revenue Code ss. 409, the ESOP should contain a provision for "pass through" voting by the participants, so that each participant can direct the ESOP Trustee how to vote the shares allocated to his or her individual account in the ESOP. Not surprisingly, as Defendant Suskiewich knew or should have known, "each of the contesting parties will want to be able to communicate quickly and frequently with the participants." See Employee Benefit Plans in Control Contests: An Analysis of Participant "Pass Through" Arrangements ("Employee Benefit Plans"), 17 Pens. Rep. (BNA) No. 30, at 1290, text accompanying note 122 (July 23, 1990). In a situation analogous to this, according to the Department of Labor, the Trustee's fiduciary duty requires that he ensure "that necessary information is provided to participants, that false or misleading information is not distributed to participants, . . . [and that] the participants . . . render[] an independent decision . . . without pressure from their employer as to how to vote . . . ."
See Labor Dep't Adv. Op. on Fiduciary Responsibilities in Connection with Attempted Corporate Takeovers ("CHH Letter"), 11 Pens. Rep. (BNA) No. 19, at 633 (May 7, 1984). Defendant Suskiewich's actions effectively nullified the "pass through" voting process and constitute a breach of his fiduciary duties as ESOP Trustee.

         40. Moreover, the shares of certain ESOP participants were voted by the ESOP Trustee -- Management Defendant Suskiewich -- in favor of Management's slate of directors even though these participants withheld their votes. Such wrongful conduct is proof of Management's bad faith and willful disregard for federal securities laws and common law duties to its shareholders.

         41. To the extent that an ESOP participant's voting decision was the result of Management's improper pressure, it must be disregarded. See 27 C.F.R. ss. 2550 404c-1(c)(2)(i) (a plan participant does not exercise "independent control," and the pass through is invalid, where the participant "is subjected to improper influence by a plan fiduciary or the plan sponsor with respect to the transactions"). There can be no doubt that Management's information control, manipulation of the proxy process, and disregard for the law effectively pressured ESOP participants, in many instances, to vote as Management wished.

         42. Similarly, Federal Trust did not at any time file with the SEC, nor provide a complete and accurate Proxy or Voting Instruction Form or other means for its ESOP participants to cast informed votes for directors at the May 26, 2006 Annual Meeting. This omission constitutes violation of Rule 14a-3 and 14a-13 of the Exchange Act of 1934.

         43. Federal Trust's Proxy Statement was known to be false by Defendants at the time it was made, and it was made with a knowing, willful and malicious intent to deceive.

         44. A reasonable shareholder would consider crucial the misstatements and omitted facts regarding the Keefe-nominated director when deciding how to vote at the 2006 Meeting.

         45. The misstatements and omissions in the proxy information that Management issued and failed to provide were intended to, and did, manipulate the election process so that the Management-supported nominees were elected to the Board at the 2006 Annual Meeting.

         46. On May 26, 2006, a formal vote was taken at Federal Trust's 2006 Annual Shareholder's Meeting to elect two members to Federal Trust's Board of Directors. Management's candidates for the Board election were Kenneth W. Hill ("Hill") and Eric J. Reinhold ("Reinhold"). Hill, an incumbent director, is part of the entrenched management team that has frustrated the rights of Federal Trust's shareholders. Reinhold has no financial interest in Federal Trust and lacks even the most basic qualifications to serve on its Board of Directors, but had previously been appointed to the Board on April 24, 2006 to secure his "incumbent" position as a Board member. Federal Trust's manipulation of the proxy process, therefore, was intended to maintain Management's control on the organization. Attached hereto as Exhibit B is a true and correct copy of the Final Certificate and Report of the Inspection of Election. The results of the vote were as follows:

                  Total votes entitled to be cast:  9,149,343
                                                    ---------
                  Votes for Management's nominee Kenneth W. Hill:
                   3,747,975, with 18,276 withholding votes;
                   ---------
                  Votes for Management's nominee Eric J. Reinhold:
                   3,747,975, with 18,276 withholding votes; and
                   ---------
                  Votes for Keefe Managers' nominee Robert Goldstein:
                   3,646,670, with 1,745 withholding votes.
                   ---------

         47. The tainted election rewarded Management with ill-gotten gains: the two Federal Trust nominees, Hill and Reinhold, were improperly elected to the Board of Directors.

         48. The difference between the votes for Goldstein and the two management-endorsed candidates was approximately 100,000 votes. Defendant Suskiewich, as ESOP Trustee, voted approximately 194,588 votes on behalf of ESOP participants. Thus, these ESOP votes -- which were improperly solicited and voted -- directly altered the results of this election.

                              FIRST CAUSE OF ACTION
                              ---------------------
                           (VIOLATION OF RULE 14a-13)
                            (Against All Defendants)

         49. Plaintiff incorporates by reference the allegations in paragraphs 1 through 48.

         50.      Rule 14a-13(a) Note 3 gave clear warning to Defendant
Suskiewich:

         The attention of registrants is called to the fact that registrants have an obligation, pursuant to paragraph (d) of this section, to cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities. (Emphasis added).

Rule 14a-13(d) requires that:

         If a registrant solicits proxies, consents or authorizations from record holders and respondent banks who hold securities on behalf of beneficial owners, the registrant shall cause proxies (or in lieu thereof requests or voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

         51. Despite the clear directives in the foregoing rules, Management solicited the votes of ESOP participants without providing a Preliminary or Definitive Proxy Statement to any of those employees who only owned stock through Federal Trust's ESOP.

         52.      The subject solicitation is subject to Exchange Act Rule
14a-13(d).

         53. By engaging in the conduct described above, Defendants violated, and unless restrained will continue to violate, Exchange Act Section 14(a) and Rule 14a-13(d) promulgated thereunder.

                             SECOND CAUSE OF ACTION
                             ----------------------
                            (VIOLATION OF RULE 14a-3)
                            (Against All Defendants)

         54. Plaintiff incorporates by reference the allegations in paragraphs 1 through 53.

         55.      Rule 14a-3 provides:

         No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A (Section 240.14a-101) or with a preliminary or definitive written proxy statement included in a registration statement filed under the Securities Act of 1933 on Form S-4 or F-4 (239.25 or 239.34 of this chapter) or Form N-14 (Section 239.23) and containing the information specified in such form.

         56. Under section 14(a) and Rule 14a-3 promulgated thereunder, a person may not solicit proxies unless the solicited shareholders are previously or concurrently furnished with official proxy materials. This rule exists to ensure that shareholders have adequate information before their votes are solicited.

         57. Any other communications by Management constitute communications reasonably calculated to influence participants' votes, and are therefore solicitation materials under Rule 14a-1(1)(iii).

         58. At the time Management made their solicitations, the ESOP participants had not received proxy materials. Moreover, the Trustee's solicitations constituted illegal after-the-fact proxy materials in violation of section 14(a) and the rules and regulations promulgated thereunder, including Rule 14a-3(a).

         59. Indeed, Federal Trust never provided a Preliminary or Definitive Proxy Statement to any of those employees who only owned stock through Federal Trust's ESOP.

         60.      The subject solicitation is subject to Rule 14a-3.

         61. By engaging in the conduct described above, Defendants violated, and unless restrained will continue to violate, Exchange Act Section 14(a) and Rule 14a-3, promulgated thereunder.

                              THIRD CAUSE OF ACTION
                              ---------------------
                            (VIOLATION OF RULE 14a-5)
                            (Against All Defendants)

         62. Plaintiff incorporates by reference the allegations in paragraphs 1 through 61.

         63. Rule 14a-5 requires that "information included in the proxy statement shall be clearly stated."

         64. On April 28, 2006, Federal Trust filed its Definitive Proxy Statement with the SEC. Attached hereto as Exhibit C is a true and correct copy of Federal Trust's Definitive Proxy Statement. Federal Trust's Proxy Statement contained misleading information. Specifically, the introduction letter to the Proxy Statement, signed by Defendant Suskiewich, states:

         A dissident shareholder is contesting Federal Trust's director nominees and is proposing its own director nominee, along with a bylaw proposal. The bylaw proposal was not timely or properly noticed and will not be placed on the agenda for the Annual Meeting. If you receive a Proxy Statement and a White Proxy Card from Keefe Managers, LLC, the Board of Directors would request that you throw away the White Proxy Card, or not vote in favor of Keefe Manager's proposals.

         65. The introduction letter to the Proxy Statement filed with the SEC and provided to shareholders was materially false and misleading as, among other things, it suggested that the failure of a particular bylaw proposal by Keefe to meet certain timing and notice requirements eliminated any need for the shareholders to consider the "White Proxy Card" at all, which they urged the shareholders to "throw away." Of course, the White Proxy Card contained the proposal to elect Robert Goldstein, which proposal was timely and appropriate. The inclusion of this misleading and confusing statement likely caused at least some shareholders to throw away Keefe Managers' proxy card under the mistaken assumption that Keefe Managers' proposal for a director nominee would not be on the agenda.

         66. Defendants' motive in making this misleading and confusing statement was to manipulate the election process to ensure that the management-supported nominees were elected to the Board at the 2006 Annual Meeting.

         67. By engaging in the conduct described above, Defendants violated, and unless restrained will continue to violate, Exchange Act Section 14(a) and Rule 14a-5 promulgated thereunder.

                             FOURTH CAUSE OF ACTION
                             ----------------------
                            (VIOLATION OF RULE 14a-9)
                            (Against All Defendants)

         68. Plaintiff incorporates by reference the allegations in paragraphs 1 through 67.

         69.      Under Section 14(a) of the Exchange Act:

         It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 781 of this title.

15 U.S.C. ss. 78n(a).

         70. Rule 14a-9, which was promulgated by the SEC under the Exchange Act, provides:

         No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

17 C.F.R. ss. 240.14a-9.

         71. Defendants did not provide any proxy statement to its ESOP participants, and omitted facts that were material to the election of members to the Board of Directors at the 2006 Annual Meeting as required by Rule 14a-19 and Rule 14a-13.

         72. A reasonable shareholder would consider crucial the misstatements and omitted materials and facts regarding the Keefe-nominated director when deciding how to vote at the 2006 Meeting.

         73. As a result of these violations, certain shareholders were denied the right to vote their shares knowledgeably, resulting in detriment and damages to all shareholders, including Keefe Managers.

         74. By engaging in the conduct described above, Defendants violated, and unless restrained will continue to violate, Exchange Act Section 14(a) and Rule 14a-9, promulgated thereunder.

                              FIFTH CAUSE OF ACTION
                              ---------------------
                           (BREACH OF FIDUCIARY DUTY)
                       (Against All Management Defendants)

         75. Plaintiff incorporates by reference the allegations in paragraphs 1 through 74.

         76. Directors of a corporation owe a duty of loyalty to all shareholders, and must always act in the best interests of the shareholders, and not for their own self-interest.

         77. The actions of the Federal Trust Directors, Suskiewich and Smith, described above, including but not limited to the failure to provide ESOP participants with all proxy materials and improperly influencing and manipulating the proxy process, were made in bad faith and with no legitimate business purpose or justification. Rather, the Management Defendants committed these acts solely for their own self-interest, with the goal of insuring their own continued control of Federal Trust. The actions of the directors constitute a breach of their duty of loyalty to shareholders.

         78. Specifically, Management Defendants owe a duty to Federal Trust's shareholders to protect the shareholders' voting rights, and to refrain from taking any action that interferes with the shareholders' core right to participate in a fair and equitable corporate democracy.

         79. A shareholder's right to vote on the election of directors and corporate governance proposals is one of the most basic elements of the corporate franchise. The corporation and the members of its board have a duty to respect that franchise and to refrain from taking any action that impedes the shareholders' effective exercise of those fundamental rights. See generally, ER Holdings, Inc. v. Norton Co., 735 F.Supp. 1094, 1101-02 (D. Mass. 1990) citing with approval Reimer v. Smith, 142 So. 603, 604 (Fla. 1932).

         80. Management Defendants undertook an improper and illegal scheme to ensure that their handpicked choices for the two vacant Board positions were elected. Management Defendants' actions, as identified above, consisted of, inter alia, (a) making false and misleading representations during its solicitation process to win votes for their board nominees; (b) improperly voting shares held in trust for certain participants of the company's ESOP, even though certain of those participants attempted to withhold their votes; (c) failing to provide Keefe Managers' proxy statement to certain employees/shareholders prior to the election, as required by federal regulations; (d) making solicitations to certain employees/shareholders of the corporation without providing them a copy of their proxy statement, as expressly required by federal regulations; and (e) other inappropriate conduct intended to manipulate and control the election process. Management Defendants' misconduct resulted in the thwarting of the free exercise of the shareholders' franchise and the subversion of the proxy process.

         81. The actions of Management Defendants lacked any compelling business justification or even any rational justification, and were designed to perpetuate the existing Board members' control over the corporation.

         82. The acts of Management Defendants, as set forth above, were a breach of Management Defendants' fiduciary duties to Plaintiff.

         83. Management Defendants' actions, which affect the voting rights of Keefe Managers and other shareholders, is inequitable and a misuse of the mechanisms provided to them by the corporation.

         84.      Keefe Managers has no adequate remedy at law.

         85. Keefe Managers requests that the Court enter an Order that the actions undertaken by Management Defendants identified above breached the duties by Management Defendants to the shareholders, including the duties of good faith, loyalty, and fair dealing, and enjoining Management Defendants from taking any steps to confirm and implement the results of the May 26, 2006 election of the Board of Directors and completing any transactions that would dilute the current shareholders' voting rights or alter their interests in any manner.

         86. As set forth in greater detail above, any demand to remedy their breaches would be futile because and as evidenced by, among other things, Management Defendants' prior failure and refusal to support an independent individual to be appointed or elected as a board of director, and Management's complete control of the company and its Board.

         87. Keefe Managers suffered damages as a result of the breach of this duty, including a diminution of value of the stock of Federal Trust, and monies expended in an effort to solicit proxy votes for the election of Goldstein to the Board of Directors, which total at least $250,000.

                              SIXTH CAUSE OF ACTION
                              ---------------------
    (INTENTIONAL INTERFERENCE WITH THE EFFECTIVENESS OF THE SHAREHOLDER VOTE)
                            (Against All Defendants)

         88. Plaintiff incorporates by reference the allegations in paragraphs 1 through 87.

         89. Under Florida law, a corporation and its directors may not use the powers granted to them to interfere with the shareholders' right to vote or to deplete the effectiveness of their voting powers.

         90. The actions described above of Management are inequitable and, unless enjoined, Management will continue to interfere with the fair election of directors and the shareholders' ability to determine who will be the stewards of their corporation.

         91. The actions of Management lacked any compelling business justification or even any rational justification.

         92.      Keefe Managers has no adequate remedy at law.

         93. Keefe Managers requests that the Court enter an Order enjoining Management from taking any steps to confirm and implement the results of the May 26, 2006 election of the Board of Directors and completing any transactions that would dilute the current shareholders' voting rights or alter their interests in any manner.

                             SEVENTH CAUSE OF ACTION
                             -----------------------
                  (PRELIMINARY AND PERMANENT INJUNCTIVE RELIEF)
                            (Against All Defendants)

         94. Plaintiff incorporates by reference the allegations in paragraphs 1 through 93.

         95. Unless enjoined by this Court, Management, through the improper and inappropriate ascension of Hill and Reinhold to Federal Trust's Board of Directors, will wrongfully continue to conduct business on behalf of Federal Trust as members of the Board of Directors.

         96. If permitted to continue, Plaintiff and other shareholders will suffer immediate and irreparable injury for which there is no adequate remedy at law.

         97. Keefe Managers intends to submit separately its Motion for Preliminary Injunction and supporting memorandum.

                                PRAYER FOR RELIEF
                                -----------------

         WHEREFORE, Plaintiff demands judgment in its favor on all Counts and each of the following prayers, separately and severally, as follows:

         a. That Defendant Suskiewich be removed, effective immediately, as trustee of the Federal Trust ESOP;

         b. That a neutral trustee, with no material relationship to any party to this litigation and approved by all parties to this litigation, be appointed for the Federal Trust ESOP, such appointment to be evidenced by a stipulation signed by the parties and filed with the court within fifteen (15) days from the date that this Court's order is filed with the clerk;

         c. That Federal Trust shall compensate the neutral trustee for reasonable fees and expenses, such compensation to include litigation expenses, if any, and the cost of an independent financial advisor's opinion;

         d. That the new ESOP trustee, immediately upon appointment as trustee, send a "curative" letter to all ESOP participants telling them that they should disregard any materials sent to them thus far, that any voting directions they may have given by the former trustee are now void, and that the election process will have to begin again;

         e. That all voting directions so far obtained from the ESOP participants are completely void;

         f.       That Federal Trust comply with all SEC filing requirements;

         g. That all Defendants are specifically enjoined from committing any further violations of the federal securities laws;

         h. That all Defendants are specifically enjoined from taking any retaliatory personnel action against any Federal Trust employee or officer as prohibited by 18 U.S.C. ss. 1514A (Section 806 of the Sarbanes-Oxley Act of 2002), 29 U.S.C. ss. 1140 of ERISA, or Section 448.102, Florida Statutes.

         i. That the solicitation and annual meeting process begin again, with the trustee playing a neutral role as supervisor of pass-through voting;

         j. That an independent firm, with no material relationship to any party to this litigation and approved by all parties to this litigation, be appointed to tabulate the voting directions, the results of said vote (except for the final, aggregate results) to be kept secret, permanently, from all parties to this litigation, and such appointment to be evidenced by a stipulation signed by the parties and filed with the court within fifteen (15) days from the date that this Court's order is filed with the clerk;

         k. That the Court enter preliminary and permanent injunctions against Federal Trust restraining it from conducting certain substantive business until such time as a new vote on the election of members of the Board of Directors occurs;

         l. That the Court enter preliminary and permanent injunctions restraining Federal Trust from taking any action to amend or change the bylaws of the corporation;

         m. That the Court enter preliminary and permanent injunctions restraining Federal Trust, except as required in existing employee stock ownership plans, from issuing any securities of any kind, including common or preferred stock or any form of debt security;

         n. That the Court enter preliminary and permanent injunctions restraining Federal Trust from entering into any agreement to borrow funds or borrowing under existing agreements outside ordinary costs of doing business, although the corporation shall be free to continue to draw upon its lines of credit in such lesser amounts as are consistent with the corporation's ordinary and necessary business operations;

         o. That the Court enter preliminary and permanent injunctions restraining Federal Trust from terminating, reducing the salary or taking any other action with respect to currently existing employees of the corporation;

         p. That the Court enter preliminary and permanent injunctions restraining Federal Trust from entering into any agreement with its current officers and directors;

         q. That Keefe Managers recover its costs and attorney's fees in connection with this action;

         r. That Keefe Managers be awarded damages for the costs it accrued in its proxy solicitation efforts in an amount to be proven at trial; and

         s. That Keefe Managers be granted such other and further relief as the Court may deem just and proper.

         Keefe Managers, LLC demands a trial by jury on all issues so triable.

Dated:   June 9, 2006
         Atlanta, Georgia

                                       /s/ MICHAEL P. BRUYERE
                                       -----------------------------------------
                                       Michael P. Bruyere -- Trial Counsel
                                       Florida Bar No. 948586
                                       E-Mail: MBruyere@LordBissell.com
                                       Michael A. Hession
                                       Florida Bar No. 194409
                                       E-Mail: MHession@LordBissell.com

                                       LORD, BISSELL & BROOK LLP
                                       The Proscenium, Suite 1900
                                       1170 Peachtree Street, NE
                                       Atlanta, Georgia 30309
                                       Tel.:  404.870.4600
                                       Fax:  404.872.5547

                                       Attorneys for Plaintiff
                                       Keefe Managers, LLC